SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

GARRETT MOTION INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

366505105

(CUSIP Number)

April 30, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: 366505105

1.	NAMES OF REPORTING PERSONS Newtyn Partners, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,056,639 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 3,056,639 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,056,639 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6% (2)
12.	TYPE OF REPORTING PERSON PN

(1)

Includes 1,117,299 shares of common stock, $0.001 par value per share (the “Common Stock”) and 1,939,340 shares of Common Stock issuable upon conversion of 1,939,340 shares of Series A Cumulative Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”), of Garrett Motion Inc., a Delaware corporation (the “Company”).

(2)

Based on 66,975,141 shares of Common Stock outstanding, consisting of 65,035,801 shares of Common Stock and 1,939,340 shares of Common Stock issuable upon conversion of 1,939,340 shares of Series A Preferred Stock.

CUSIP: 366505105

1.	NAMES OF REPORTING PERSONS Newtyn TE Partners, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,873,423 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,873,423 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,873,423 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8% (2)
12.	TYPE OF REPORTING PERSON PN

(1)	Includes 684,796 shares of Common Stock and 1,188,627 shares of Common Stock issuable upon conversion of 1,188,627 shares of Series A Preferred Stock of the Company.
(2)

Based on 66,224,428 shares of Common Stock outstanding, consisting of 65,035,801 shares of Common Stock and 1,188,627 shares of Common Stock issuable upon conversion of 1,188,627 shares of Series A Preferred Stock.

CUSIP: 366505105

1.	NAMES OF REPORTING PERSONS Newtyn Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,930,062 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 4,930,062 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,930,062 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2% (2)
12.	TYPE OF REPORTING PERSON OO

(1)	Includes 1,802,095 shares of Common Stock and 3,127,967 shares of Common Stock issuable upon conversion of 3,127,967 shares of Series A Preferred Stock of the Company.
(2)

Based on 68,163,768 shares of Common Stock outstanding, consisting of 65,035,801 shares of Common Stock and 3,127,967 shares of Common Stock issuable upon conversion of 3,127,967 shares of Series A Preferred Stock.

CUSIP: 366505105

1.	NAMES OF REPORTING PERSONS Newtyn Capital Partners, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,930,062 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 4,930,062 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,930,062 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2% (2)
12.	TYPE OF REPORTING PERSON PN

(1)	Includes 1,802,095 shares of Common Stock and 3,127,967 shares of Common Stock issuable upon conversion of 3,127,967 shares of Series A Preferred Stock of the Company.
(2)

Based on 68,163,768 shares of Common Stock outstanding, consisting of 65,035,801 shares of Common Stock and 3,127,967 shares of Common Stock issuable upon conversion of 3,127,967 shares of Series A Preferred Stock.

CUSIP: 366505105

1.	NAMES OF REPORTING PERSONS Ledo Capital, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,930,062 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 4,930,062 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,930,062 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2% (2)
12.	TYPE OF REPORTING PERSON OO

(1)	Includes 1,802,095 shares of Common Stock and 3,127,967 shares of Common Stock issuable upon conversion of 3,127,967 shares of Series A Preferred Stock of the Company.
(2)

Based on 68,163,768 shares of Common Stock outstanding, consisting of 65,035,801 shares of Common Stock and 3,127,967 shares of Common Stock issuable upon conversion of 3,127,967 shares of Series A Preferred Stock.

CUSIP: 366505105

1.	NAMES OF REPORTING PERSONS Noah Levy
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,930,062 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 4,930,062 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,930,062 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2% (2)
12.	TYPE OF REPORTING PERSON IN, HC

(1)	Includes 1,802,095 shares of Common Stock and 3,127,967 shares of Common Stock issuable upon conversion of 3,127,967 shares of Series A Preferred Stock of the Company.
(2)

Based on 68,163,768 shares of Common Stock outstanding, consisting of 65,035,801 shares of Common Stock and 3,127,967 shares of Common Stock issuable upon conversion of 3,127,967 shares of Series A Preferred Stock.

CUSIP: 366505105

Item 1(a). Name of Issuer: Garrett Motion Inc. (the “Company”)

Item 1(b). Address of Issuer’s Principal Executive Officers: La Pièce 16, Rolle, Switzerland 1180

Item 2(a). Name of Person Filing:

This statement is filed by (1) Newtyn Partners, LP (“NP”) and Newtyn TE Partners, LP (“NTE”), each a Delaware limited partnership, with respect to the shares of Common Stock and Series A Preferred Stock directly owned by it, (2) Newtyn Management, LLC, a New York limited liability company (“NM”), as the investment manager of NP and NTE, (3) Newtyn Capital Partners, LP, a Delaware limited partnership (“NCP”), as the general partner to each of NP and NTE, (4) Ledo Capital, LLC, a New York limited liability company (“Ledo”), as the general partner to NCP; and (5) Mr. Noah Levy, as managing member to NM. NP, NTE, NM, NCP, Ledo and Mr. Levy are collectively referred to as the “Reporting Persons.”

Item 2(b). Address or Principal Business Office or, if None, Residence:

The principal business address of each of the Reporting Persons is 60 East 42nd Street, 9th Floor, New York, New York 10165.

Item 2(c). Citizenship: See Item 4 of each cover page.

Item 2(d).Title of Class of Securities: Common Stock, $0.001 par value per share (“Common Stock”).

Item 2(e).CUSIP No.: 366505105.

Item 3. If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a: Not applicable.

Item 4. Ownership.

(a) Amount beneficially owned: See Item 9 of each cover page.

(b) Percent of class: See Item 11 of each cover page.

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See Item 5 of each cover page.

(ii)	Shared power to vote or to direct the vote: See Item 6 of each cover page.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of each cover page.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of each cover page.

Item 5. Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

CUSIP: 366505105

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP: 366505105

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2021

Newtyn Partners, LP
By:	Newtyn Management, LLC Investment Manager

By:	/s/ Eugene Dozortsev
	Name:	Eugene Dozortsev
	Title:	Authorized Signatory

Newtyn TE Partners, LP
By:	Newtyn Management, LLC Investment Manager

By:	/s/ Eugene Dozortsev
	Name:	Eugene Dozortsev
	Title:	Authorized Signatory

Newtyn Management, LLC

By:	/s/ Eugene Dozortsev
	Name:	Eugene Dozortsev
	Title:	Authorized Signatory

Newtyn Capital Partners, LP
By:	Ledo Capital, LLC General Partner

By:	/s/ Eugene Dozortsev
	Name:	Eugene Dozortsev
	Title:	Authorized Signatory

Ledo Capital, LLC

By:	/s/ Eugene Dozortsev
	Name:	Eugene Dozortsev
	Title:	Authorized Signatory

/s/ Noah Levy
Noah Levy

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

CUSIP: 366505105

EXHIBIT INDEX

Exhibit Number	Title

99.1	Joint Filing Agreement